# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 1-A

### REGULATION A OFFERING CIRCULAR
### UNDER THE SECURITIES ACT OF 1933

Entrex NewLeaf, LLC
(Quarterly Dividend Carbon Project Production Financing)

<u>Florida</u>

150 East Palmetto Park Road
Suite 800
Boca Raton, FL 33432
Telephone: 561-465-7580

| 6199 | 88-1641521 |
|---|---|
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

Entrex NewLeaf, LLC

**Maximum combined offering of $19,999,999 consisting of Class "A" Common Stock [Quantity of Shares to be Determined at Qualification]**

Entrex NewLeaf, LLC ("Entrex," or the "Company") is offering a combined maximum amount of $19,999,999 of Class "A" Common Stock ("Stock" or "Shares on a **"no minimum/best efforts"** basis (the "Offering"). The Offering will terminate on the earlier of 12 months from the date this Offering Circular is qualified for sale by the Securities Exchange Commission ("SEC") (which date may be extended for an additional 90 days in our sole discretion) or the date when all Shares have been sold. This Offering is a fixed price offering of shares of Class "A" common stock [quantity to be determined at time of qualification of the Regulation A ("RegA") offering] at the fixed price of $ [shares to be priced at time of qualification of the Reg A offering] per share for a total offering amount up to $19,999,999. The Company intends to file ongoing "current information" as that term is defined by the Securities Act, in order to continue to trade publicly and to remain current in its required periodic filings. This Offering is being made directly by the Company and is not currently being offered through an underwriter or broker dealer. As a result, the Company does not anticipate incurring or paying any sales commissions to any third parties for the sale of this Offering.

Entrex NewLeaf, LLC's mission is to become the leading producer of compliance-grade carbon offsets by executing licenses with clients and applying its patent-pending process to develop and sell carbon offsets from their projects and facilities. The company has built a roster of world-class collaborators, including United Nations/World Bank registrars, ISO-authorized auditors, and leading professional services organizations so procurement and compliance executives can depend upon the validity and provenance of the resulting offsets. The company's business model achieves capital efficiencies unavailable to competitors by managing (but not owning) the projects used to generate its carbon offsets.

**This Offering is being conducted on a "best efforts" basis, with no minimum.** The following illustrates certain important information regarding the sale of this Offering.

| | Price to public | Underwriting discount or commissions[1] | Proceeds to Issuer[2] | Proceeds to other persons |
|---|---|---|---|---|
| Per Share/Unit | $ TBD | $ 0 | $ TBD | $ 0 |
| Total Minimum | $ 0 | $ 0 | $ 0 | $ 0 |
| Total Maximum | $ TBD | $ 0 | $ 19,999,999 | $ 0 |

Footnotes to table:

1. The Company is offering the Shares in this non-public offering on a "best efforts" basis solely through the Company's officers and directors. The Company's officers and directors are not entitled to receive any discounts or commissions for selling such Shares, but may be reimbursed for reasonable expenses they incur, if any.

2. If the Offering is consummated and all Shares offered are hereby sold, the gross proceeds from the sale of those Shares at $[to be priced at time of qualification of the Reg A offering] would be $19,999,999 and the net proceeds would be approximately $19,949,999, after giving effect to estimated expenses in connection with the Offering of approximately $50,000, including, but not limited to, printing and copying costs, legal fees, accounting fees, filing fees, postage, and other miscellaneous costs and expenses, including meeting expenses. Notwithstanding the foregoing, the Company can provide no assurances as to the total number of Shares that may be sold or the amount of expenses to be paid.

For further information about the Stock being sold in this Offering please see the section named The Offering on page 3 below and the section named Terms of the Offering on page 10 below.

This Offering is made pursuant to Tier 1 of Regulation A+ of the Securities Act of 1933.

This Offering is a highly speculative investment and involves a high degree of risk. As a result, this Offering should only be considered by persons who can afford to lose their entire investment.

FOR MORE INFORMATION ABOUT THE RISKS ASSOCIATED WITH THIS OFFERING, PLEASE REVIEW THE "RISK FACTORS" ON PAGES 3 THROUGH 6 OF BELOW.

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFEREED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.**

**NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

Proceeds from the Offering shall be released to the Company when received and no escrow shall be created for this offering. The Company will pay all of the expenses of the Offering.

**THIS OFFERING CIRCULAR FOLLOWS THE OFFERING CIRCULAR FORMAT DESCRIBED IN PART II OF SEC FORM 1-A.**

The estimated offering expenses of $50,000 include printing and copying costs of $3,000, legal fees of $40,000, accounting fees of $5,000, transfer agent fees of $1,000 and miscellaneous costs and expenses, including potential travel and entertainment expense for potential investor meetings. All of these expenses are estimates only and the actual offering expenses may be higher or lower than anticipated.

Once a subscriber's subscription agreement has been received by the Company, it may not be revoked. All proceeds from the sale will be immediately provided to the Company.

**ALL FUNDS SHALL BE RELEASED TO THE COMPANY AS THIS OFFERING IS SOLD. NO MINIMUM AMOUNT MUST BE RAISED BEFORE THE OFFERING IS CLOSED. THE PRINCIPAL PURPOSE OF THIS OFFERING IS TO RAISE WORKING CAPITAL TO SUPPORT THE GROWTH OF THE COMPANY.**

**Possible subscribers should only rely on the information contained in this Offering Circular when making a decision to purchase the Shares. No one else is authorized to provide possible subscribers with different information. The Company is not offering to sell nor soliciting an offer to buy the Shares in any state or to any person where the offer or solicitation is prohibited.**

**PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS LEGAL, BUSINESS OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN ATTORNEY, BUSINESS ADVISER AND TAX ADVISER AS TO LEGAL, BUSINESS, TAX AND RELATED MATTERS CONCERNING THE SHARES.**

**ITEM 2. TABLE OF CONTENTS**

*This summary highlights information contained elsewhere in this Offering Circular and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire Offering Circular carefully, including the "Risk Factors" section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to "the Company," "we," "us" and "our" refer to Entrex NewLeaf, LLC*

## SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary does not contain all of the information that you should consider before deciding whether to invest in Shares or Redeemable Preferred Stock. You should carefully read this entire offering circular, including the information under the heading "***Risk Factors***" and all information included in this offering circular.

**Issuer.**

Entrex NewLeaf, LLC was incorporated in the State of Florida on 11/01/2022. Our principal executive offices are located at 150 East Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

Entrex NewLeaf, LLC's mission is to become the leading producer of compliance-grade carbon offsets by executing licenses with clients and applying its patent-pending process to develop and sell carbon offsets from their projects and facilities. The company has built a roster of world-class collaborators, including United Nations/World Bank registrars, ISO-authorized auditors, and leading professional services organizations so procurement and compliance executives can depend upon the validity and provenance of the resulting offsets. The company's business model achieves capital efficiencies unavailable to competitors by managing (but not owning) the projects used to generate its carbon offsets.

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an "emerging growth company", as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

- Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

- Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors' report providing additional information about the audit and the financial statements;

- Reduced disclosure obligations regarding executive compensation; and

- Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an "emerging growth company" until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities

Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

## REGULATION A+

We are offering our Shares and Shares pursuant to recently adopted rules by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as "*Regulation A+*." We are relying upon "*Tier 1*" of Regulation A+, which allows us to offer of up to $20 million in a 12-month period.

In addition to qualifying a Regulation A offering with the SEC, we must register or qualify the Tier 1 offering in any state in which we seek to offer or sell securities pursuant to Regulation A.

## THE OFFERING

| | |
|---|---|
| Class "A" Common Stock | We are offering shares of Class "A" Common Stock [quantity and pricing to be determined at Reg A offering qualification]. |
| **Use of Proceeds** | We estimate that the net proceeds we will receive from this offering will be approximately $19,999,999 if all Shares are sold. |
| | We plan to use substantially all of the net proceeds from this to fund existing operations, hiring of new personnel, sales and marketing, other sales and revenue initiatives and for working capital. |
| **Liquidity** | This is a Tier 1, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. After qualification, we may apply for these qualified securities to be eligible for quotation on an alternative trading system or over the counter market, if we determine that such market is appropriate given the structure of the Company and our business objectives. There is no guarantee that the Shares will be publicly listed or quoted or that a market will develop for them. Please review carefully "**Risk Factors**" for more information. |
| **Risk Factors** | An investment in the Shares involves certain risks. You should carefully consider the risks above, as well as other risks described under "**Risk Factors**" in this offering circular before making an investment decision. |

<center>**RISK FACTORS**</center>

*Investing in our Shares involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth or incorporated by reference in this Offering Circular, including, but not limited to, the consolidated financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occur, our business could be harmed.*

**RISK FACTORS REGARDING OUR COMPANY AND BUSINESS**

***Investments in small businesses and start-up companies are often risky.***

Small businesses may depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the Company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

***The Company has limited operating history.***

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development, with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***We are a development stage business and may be adversely affected managing the business and regulatory challenges of the market sector.***

The Company has limited capitalization and a lack of working capital and as a result is dependent on raising funds to grow and expand its business. The Company lacks sufficient working capital to execute its business plan. The ability of the Company to move forward with its objectives is therefore highly dependent upon the success of the various capital offerings which fund the carbon offset projects and the subsequent sale of the compliance grade offsets. Should we fail to obtain sufficient working capital through this offering we may be forced to abandon our business plan.

***The Company may need additional capital, which may not be available.***

Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing, and expansion efforts and, if it continues to experience losses, potentially cease operations.

***We are dependent on the sale of our securities to fund our operations and will remain so until we generate sufficient revenues to pay for our operating costs:***

Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

<center>3</center>

***The Company's management has broad discretion in how the Company use the net proceeds of an offering.***

The Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company may not be able to manage its potential growth.***

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It will also be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

***The Company faces significant competition.***

We compete for investors and buyers across the Environmental, Social and Governance ("ESG") and voluntary carbon offset industry who have access to private carbon offsets which may be a better solution than which we envision. If the market chooses other potential alternatives, we may lose money, which could affect our ability to operate.

***The Company relies on partners and related entities to Register, Validate, Verify, Mint and Retire Carbon Offsets.***

If our partners or related entities experience significant challenges, or do not fully adhere to contracted obligations, our operations could be severely affected. We anticipate selling all potential Carbon Offsets contractually prior to the launch of a project. If a contracted buyer defaults, we may lack operating capital for production and/or may be forced into significant contractual discounts and losses.

Accordingly, our operations are subject to the risks inherent in the establishment of a new business enterprise, including access to capital, licensed technologies, successful implementation of our business plan and limited revenue from operations.

***The Company's growth relies on market acceptance.***

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

***Our business model is dependent on both generating and selling Carbon Offsets.***

If for some reason we select projects which do not deliver the projected results, we may lose money affecting our ability to operate. We anticipate selling all potential offsets contractually before launching a project. If for some reason the contracted buyer defaults, we may lose some or all of our production capital if no other buyer is found, which may affect our ability to operate.

***Our business depends heavily on our officers and directors.***

Our future ability to execute our business plan depends upon the continued service of our President and Chief Executive Officer, Stephen H. Watkins. If we lost the services of our key personnel, or if our executive officer or employees joined a competitor or otherwise competed with us, our business may be adversely affected. We cannot assure that we will be able to retain or replace our key personnel.

***If we are unable to retain the members of our management team or attract and retain qualified management team members in the future, our business and growth could suffer.***

Our success and future growth depend, to a significant degree, on the continued contributions of the members of our management team. Each member of our management team is an at-will employee and may voluntarily terminate his or her employment with us at any time with minimal notice. We also may need to hire additional management team members to adequately manage our growing business. We may not be able to retain or identify and attract additional qualified management team members. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. If we lose the services of any member of our management team or if we are unable to attract and retain additional qualified senior management teams, our business and growth could suffer.

***Our management has broad discretion and authority to manage the business and modify policies and strategies without prior notice or stockholder approval.***

Our management has the authority to modify or waive certain of our operating policies and strategies without prior notice and without investor approval. Absent investor approval, we may not change the nature of our business so as to cease to exist unless sold or purchased at the exclusive option of management. We cannot predict the effect any changes to our current operating policies or strategies would have on the business model, operating results and returns to investors. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

***Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social, political and regulatory conditions.***

We are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business.

An unstable global economic, social and political environment may have a negative impact on demand for our services, our business and our operations, including the U.S. economic environment. The regulatory environment is subject to political conditions and potential change is uncertain. The economic, social and political environment has or may negatively impact, among other things:

- current and future demand for our services;

- price competition for our products and services.

**RISKS RELATED TO THIS OFFERING**

***Risks Related to Organization and Structure under Tier 1 of Regulation A+.***

***There is no minimum capitalization required in this offering.***

We cannot assure that all or a significant number of Shares will be sold in this offering. Investors' subscription funds will be used by us at our discretion, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure you that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors could lose their investment in us. Furthermore, investors who subscribe for Shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for Shares later in the offering as subscriptions approach the maximum amount.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the "Summary," "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this Offering Circular. In some cases, you can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under "Risk Factors.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

- our business' strategies and investment policies;

- our business' financing plans and the availability of capital;

- potential growth opportunities available to our business;

- the risks associated with potential acquisitions by us;

- the recruitment and retention of our officers and employees;

- our expected levels of compensation;

- the effects of competition on our business; and

- the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

## DILUTION

There will be dilution to any existing third-party investors in the Company as a result of this offering.

## PLAN OF DISTRIBUTION

**General**

The Company is hereby offering for sale (the "Offering") shares of its common stock, no par value ("Shares") [quantity of shares to be determined at time of qualification of the Reg A offering] for a purchase price per share [to be determined at qualification of the Reg A offering], for a total offering amount of up to $19,999,999.

**Minimum Amount for Offering**

There is no minimum number of Shares that must be sold. Upon the close of the Offering, the Company may accept subscriptions and add the subscription funds to the capital of the Company.

**Minimum Amount Required to be Purchased by an Investor**

The minimum amount of Shares which must be purchased is TBD Shares for $XXXX, unless a lesser amount is approved for any investor by the Board of Directors of Company in its discretion (for executive officers and for others where special circumstances are involved).

All of our Shares are being offered on a "*best efforts*" basis under Regulation A+ of Section 3(b) of the Securities Act of 1933, as amended, for Tier 1 offerings. The offering will terminate on the earlier of 12 months from the date this Offering Circular is re-qualified for sale by the SEC (which date may be extended for an additional 90 days in our sole discretion) or the date when all Shares have been sold.
.

## USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $19,999,999 (minus expenses) if the entire offering is sold.

Offering proceeds shall be used to fund existing operations, hiring or new personnel, sales and marketing, other sales and revenue initiatives and for working capital.

## TERMS OF THE OFFERING

| | |
|---|---|
| Class "A" Common Stock | We are offering shares of Class "A" Common Stock [quantity and pricing to be determined at Reg A offering qualification]. |
| **Use of Proceeds** | We estimate that the net proceeds we will receive from this offering will be approximately $19,999,999 if all Shares are sold. Offering proceeds shall be used to fund existing operations, hiring or new personnel, sales and marketing, other sales and revenue initiatives and for working capital. |
| **Liquidity** | This is a Tier 1, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. After qualification, we may apply for these qualified securities to be eligible for quotation on an alternative trading system or over the counter market, if we determine that such market is appropriate given the structure of the Company and our business objectives. There is no guarantee that the Shares will be publicly listed or quoted or that a market will develop for them.<br><br>Please review carefully "**Risk Factors**" for more information. |

| **Risk Factors** | An investment in the Shares involves certain risks. You should carefully consider the risks above, as well as other risks described under "**Risk Factors**" in this offering circular before making an investment decision. |
|---|---|

## Subscription Period

The offering will terminate on the earlier of 12 months from the date this Offering Circular is qualified for sale by the SEC (which date may be extended for an additional 90 days in our sole discretion) or the date when all Shares and Shares have been sold.

## Subscription Procedures

If you decide to subscribe for our Shares in this Offering, you should review your subscription agreement. Completed and signed subscription documents shall be either mailed directly to the Company at Entrex NewLeaf, LLC, 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432, or sent via electronic correspondence to SWatkins@entrexcarbonmarket.com. You shall deliver funds by either check, ACH deposit or wire transfer, pursuant to the instructions set forth in the subscription agreement. If a subscription is rejected, all funds will be returned to subscribers. Upon acceptance by us of a subscription, confirmation of such acceptance will be sent to the subscriber.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

## Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

## Acceptance of Subscriptions; No Revocation

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Shares or Shares, as applicable, subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

## BUSINESS

### Our Company

### Issuer's Business

Entrex NewLeaf, LLC's mission is to become the leading producer of compliance-grade carbon offsets by executing licenses with clients and applying its patent-pending process to develop and sell carbon offsets from their projects and facilities. The company has built a roster of world-class collaborators, including United Nations/World Bank registrars, ISO-authorized auditors, and leading professional services organizations so procurement and compliance executives can depend upon the validity and provenance of the resulting offsets. The company's business model achieves capital efficiencies unavailable to competitors by managing (but not owning) the projects used to generate its carbon offsets.

## DESCRIPTION OF PROPERTY

We do not own any plants or facilities.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*Statements in the following discussion and throughout this registration statement that are not historical in nature are "forward-looking statements." You can identify forward-looking statements by the use of words such as "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this registration statement because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under "Risk Factors." We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes. Please see "Forward Looking Statements" at the beginning of this registration statement.*

*The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information appearing elsewhere in this registration statement. We undertake no obligation to update any forward-looking statements in the discussion of our financial condition and results of operations to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes.*

### Overview

Entrex NewLeaf, LLC is a Boca Raton, Fl. based company that operates to develop and monetize carbon offset projects for third parties.

Entrex NewLeaf, LLC's mission is to become the leading producer of compliance-grade carbon offsets by executing licenses with clients and applying its patent-pending process to develop and sell carbon offsets from their projects and facilities. The company has built a roster of world-class collaborators, including United Nations/World Bank registrars, ISO-authorized auditors, and leading professional services organizations so procurement and compliance executives can depend upon the validity and provenance of the resulting offsets. The company's business model achieves capital efficiencies unavailable to competitors by managing (but not owning) the projects used to generate its carbon offsets.
.

### Revenue Recognition

The Company derives its revenue primarily from developing compliance grade carbon-offsets from various carbon offset projects licensed to the entity. The company shall manage the company on a GAAP Work in Progress basis and report via both WIP and Accrual basis for the benefit of management and shareholders.

Upon the successful completion of this offering the company shall obtain annual audits by a accounting organization at the direction of the Board of Directors which would be able to file PCAOB compliant statements if needed.

### Results of Operations for

**Gross revenue**: The Company is pre-revenue

**General and administrative**: The Company has not hired direct employees and uses the services of the Entrex Carbon Market, Inc. (OTC:RGLG)

**Net loss:**

The table below sets forth line items from the Company's unaudited Statements of Operations for 11/30/2023

Revenue:

| | | |
|---|---|---|
| Sales | $ | - |
| | | |
| Total revenue | | - |
| | | |
| Expenses: | | |
| General and administrative expense | | 0) |
| | | |
| Net income (loss) before income taxes | | (0) |
| | | |
| Provision for income taxes | | - |
| Net loss | $ | (0) |
| | | |
| Net loss per common share - basic and diluted | $ | (0.00) |
| Weighted average shares outstanding - basic and diluted | | (0.00) |

**Liquidity and Capital Resources**

As of date 2023, we had cash of $0 and a line of credit from our Preferred Shareholder of $25,000. During the 6-month period ending date, 2023, we used approximately $0 in cash for operating activities and were provided $0 through financing activities.

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which are prepared in accordance with U.S. generally accepted accounting principles issued by the Financial Accounting Standards Board ("FASB"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Offering Document, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

**Equity-based compensation**

None.

## DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

**Directors and Executive Officers.**

The following table sets forth the name, age, and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

| Name | Age | Position | Term of Office |
|---|---|---|---|
| Stephen H. Watkins | 62 | President/Secretary | Since Inception |
| Tom Harblin | 57 | Director | Since Inception |
| Rick Rochon | 66 | Advisor | Since Inception |

| James LaGrotta | 63 | Advisor | Since Inception |

Stephen H. Watkins:  is Managing Member and is the founding Chairman and CEO of various majority owned entities of the Entrex Holding Company (EHCo, LLC).  Stephen is an experienced entrepreneur founding a series of successful information and business services companies; two of which grew to billion-dollar market cap companies. Stephen authored the book *Capital Can't Fund What It Can't Find*.  In the past he wrote a syndicated bi-monthly finance column—read by over eight million national readers at its peak.

Richard C. Rochon: is member of the Advisory Board of the Entrex Holding Company (EHCo, LLC).   Mr. Rochon has extensive experience as an investor, shareholder, director and officer of various public and private companies throughout his career and has been involved in numerous acquisitions, divestitures, spin-offs, initial public offerings, secondary offerings and other corporate financings and transactions. Prior to joining Entrex Mr. Rochon formed RPCP.

**Family Relationships**

There are no family relationships among any of the directors and executive officers.

**Involvement in Certain Legal Proceedings**

Our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in "Certain Relationships and Related Transactions," our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

## COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

### Executive Compensation

| Name and Principal Position | Year Ended | Salary ($) | Bonus ($) | Option Awards ($) | Nonequity Incentive Plan Compensation ($) | Non-Qualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Stephen H. Watkins, CEO | 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Tom Harblin | 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

*Compensation for operators and directors of the Company may be provided through agreements with affiliated entities. Directors and Officers may have additional performance-based quotas and compensation provided exclusively at the direction of the Managing Members.

**Officers and Directors:**

At our sole discretion we may add additional Officers and Directors and compensate them through annual retainer fees along with reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each meeting and/or expenses for the benefit of the company, decided exclusively by the CEO and/or Board of Directors. Each independent Officer and Director will receive $500 in connection with each meeting that they attend, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a board meeting. Compensation shall be accrued by the company and paid as available.

Compensation for expenses, Officers and Directors will be managed through the sole decisions and directions of the Managing Member.

**Indemnification Agreements:**

We shall enter into indemnification agreements with our Directors and Officers. The indemnification agreements are intended to provide our Directors the maximum indemnification permitted under law and/or requested by the respective Officer and/or Director. Each indemnification agreement provides that Entrex shall indemnify the Director or Office who is a party to the agreement (an "Indemnitee"), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be made a party to or a witness in any threatened, pending, or completed proceeding.

**Employment Agreements**

We have not entered into employment agreements with any of our employees, officers and directors.

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

### Principal Stockholders

The following table sets forth information as to the shares of Preferred Stock beneficially owned as of December 31, 2023 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the Shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that any shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. We currently have no options outstanding.

### Entrex NewLeaf, LLC Authorized and Issued Shares

| | |
|---|---|
| **Preferred Shares:** | |
| Entrex Carbon Market, Inc (OTC:RGLG) | 1000 |
| **Total Preferred Shares Authorized and Issued** | 1000 |
| | |
| **Common Shares:** | |
| This offering | |

### INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

**Code of Business Conduct and Ethics**

To date, we have not adopted a code of business conduct and ethics for our management and employees. We intend to adopt one in the near future.

### SECURITIES BEING OFFERED

*The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation and our bylaws, which are included as exhibits to the offering statement of which this Offering Circular forms a part.*

**General**

Our authorized capital stock consists of XXXX shares of common stock, par value $0. As of the date of this Offering Circular, there are no shares of our common stock outstanding. The Company intends to file ongoing "current information" as that term is defined by the Securities Act, in order to continue to trade publicly and to remain current in its required periodic filings.

**Listing and Transfer Agent**

The Company is presented not listed on any market. The transfer agent for our Shares is expected to be Pacific Stock Transfer, Inc.

**Limitations on Liability and Indemnification of Officers and Directors**

Florda law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors' and officers' insurance for our directors, officers, employees, and agents for some liabilities. We currently maintain directors' and officers' insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

## MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary, and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a Bondholder. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such Stockholder's particular circumstances or to Stockholders subject to special rules, including, without limitation:

- A broker-dealer or a dealer in securities or currencies;

- A Limited Liability Corporation;

- A bank, thrift or other financial institution;

- A regulated investment company or a real estate investment trust;

- An insurance company;

- A tax-exempt organization;

- A person subject to the alternative minimum tax provisions of the Code;

- A person holding the Shares or Redeemable Preferred Stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

- A partnership or other pass-through entity;

- A person deemed to sell the Shares or Redeemable Preferred Stock under the constructive sale provisions of the Code;

- A U.S. person whose "functional currency" is not the U.S. dollar; or

- A U.S. expatriate or former long-term resident.

In addition, this discussion is limited to persons that purchase the Shares or Redeemable Preferred Stock in this offering for cash and that hold the Shares or Redeemable Preferred Stock as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S. or other tax laws, including gift and estate tax laws.

As used herein, "U.S. Holder" means a beneficial owner of the Shares or Redeemable Preferred Stock this is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the U.S.;

- a corporation (or other entity treated as a corporation for US. Federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

- an estate, the income of which is subject U.S. federal income tax regardless of its source; or

- a trust (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S persons that have the authority to control all substantial decision of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Shares or Redeemable Preferred Stock, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Shares or Redeemable Preferred Stock.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed herein. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Shares or Redeemable Preferred Stock or that any such position would not be sustained.


### ADDITIONAL INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the Shares and Shares offered hereby. This Offering Circular, which constitutes a part of the

Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Shares and Shares offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

## EXPERTS

Legal

## FINANCIALS

### Entrex NewLeaf, LLC
### Balance Sheet

| | December 31, 2023 |
|---|---|
| **Assets** | |
| Current assets: | |
| Line of Credit from Entrex Carbon Market, Inc | $ 20,000 |
| Prepaid services | 5,000 |
| | |
| Total assets | $ 25,000 |
| | |
| **Liabilities and Shareholders' Deficit** | |
| | |
| Liabilities: | |
| Note payable, related party | $ 25,000 |
| | |
| Total liabilities | 25,000 |

| Shareholders' deficit: | |
|---|---|
| Common stock, no par value, 100,000,000 shares authorized, and 0 issued and outstanding at December 31, 2023 | |
| Preferred Stock, no par value, 1,000 shares authorized and 1,000 shares outstanding as/or December 31, 2023 | - |
| | |
| Common stock to be issued | TBD |
| | |
| Deficit | 0 |
| | |
| Total shareholders' deficit | - |
| Total liabilities and shareholders' deficit | $ 0 |

**Entrex NewLeaf , LLC**
**Statement of Operations**

| | For the period from Inception through December 31, 2023 |
|---|---|
| Revenue: | |
| Sales | $ - |
| | |
| Total revenue | - |
| | |
| Expenses: | |
| General and administrative expense | 0 |

| | | |
|---|---|---:|
| Net income (loss) before income taxes | | 0 |
| Provision for income taxes | | - |
| Net loss | $ | 0 |
| Net loss per common share - basic and diluted | $ | 0 |
| Weighted average shares outstanding - basic and diluted | | 0 |

**Entrex NewLeaf , LLC**
**Statement of Changes in Shareholders' Deficit**

| | No par-value Common Stock | | Common stock to be issued | | Shareholders' | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Deficit | Totals |
| October 3, 2022 (Inception) | - | $ - | - | $ - | $ - | $ - |
| Shares to be issued for cash | - | - | TBD | | - | |
| Net loss | - | - | - | - | | ) |
| December 31, 2022 | - | $ - | 2,000,000 | $ 125 | $ (125) | $ - |

**Entrex NewLeaf , LLC**
**Statement of Cash Flows**

| | For the period from Inception through year ended December 31, 2023 |
|---|---:|
| Operating activities: | |
| Net income (loss) | $ 0 |
| Changes in operating assets and liabilities | |
| Prepaid expenses | 0 |
| Net cash from operating activities: | 0 |
| | |
| Financing activities | |
| Proceeds from note payable – related  party | 25,000 |
| Proceeds on common stock to be issued | xxx |
| Net cash from financing activities | 25,000 |
| | |
| Net increase (decrease) in cash | 25,000 |
| Cash-beginning | - |
| Cash-ending | $ 25,000 |
| | |
| Supplemental Cash Flow Information: | |
| Cash paid for interest | $ - |

| | | |
|---|---|---|
| Cash paid for income taxes | $ | - |

## NOTE 1: BUSINESS

Entrex NewLeaf, LLC's mission is to become the leading producer of compliance-grade carbon offsets by executing licenses with clients and applying its patent-pending process to develop and sell carbon offsets from their projects and facilities. The company has built a roster of world-class collaborators, including United Nations/World Bank registrars, ISO-authorized auditors, and leading professional services organizations so procurement and compliance executives can depend upon the validity and provenance of the resulting offsets. The company's business model achieves capital efficiencies unavailable to competitors by managing (but not owning) the projects used to generate its carbon offsets.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of Entrex NewLeaf, LLC have been prepared by management and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC"). In the opinion of management, the statements represent a fair presentation of financial position presented have been reflected herein.

*Revenue Recognition*

The Company had no revenue during the audited period.

The Company intends to derive its revenue primarily from developing licensed carbon offset projects.

Effective December 31, 2023, the Company adopted Accounting Standards Update ASU 2014-09, *Revenue from contracts with Customers - Topic 606, and all subsequent ASUs that modified ASC 606*. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. Contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of *Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers.*

The Company recognizes revenue from participation fees under ASC 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

*Income Taxes*

The Company accounts for income taxes under the provisions of ASC 740 *Accounting for Income Taxes,* which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

*Earnings (loss) Per Share*

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is part of the FASB's initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of December 31, 2023

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

## NOTE 3: SUSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through December 31, 2023, the date the financial statements were available to be issued.

The company is not aware of any events or transactions that would impact the financial statements.

## NOTE 4: LIQUIDITY AND GOING CONCERN

The Company has ended the period indicated and has no concerns for liquidity.

## NOTE 5: NOTE PAYABLE – RELATED PARTIES

As of December 31, the Company had an unsecured line of credit with the Preferred Shareholder of the company in the aggregate amount of $25,000, with interest at 5% per annum and a maturity date of December 31, 2024, at which time all accrued unpaid interest and principal are due.

## NOTE 6: RELATED PARTY TRANSACTIONS

In 2023, Entrex Carbon Market, Inc, the 100% preferred shareholder, agreed to advance up to $25,000 to the Company to cover startup cost and immediate operating capital. The loan shall repay principal and interest of any fund utilized through December 31, 2024.

**Legal Proceedings**

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

**Index to Exhibits**

| Exhibit No. | Description of Exhibit |
|---|---|
| 2.1 | Florida State Articles of Incorporation (Exhibit 2.1). |
| | |

Any instruments defining the rights of security holders
Subscription agreement
Voting Trust agreement
Material contracts
Plan of acquisition, reorg, arrangement, liquidation or succession
Escrow Agreements
Power of Attorney if applicable
Consents
Opinion re: legality
Testing the waters materials
Appt of agent for service of process
Technical report summary if required under Item 1302(b)(2) of Reg S-K
Subsidiary guarantors and issues of guaranteed securities and affiliates whose securities collateralize securities of the issuer.
Exhibits may be redacted for confidential info or PII

<center>

**SIGNATURES**

</center>

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida on January 1, 2024.


**Entrex NewLeaf, LLC**

By: /s/ _____

Stephen H. Watkins
CEO


EXHIBIT
2.1
STATE ARTICLES OF INCORPORATION

**Electronic Articles of Organization**
**For**
**Florida Limited Liability Company**

L22000469458
FILED 8:00 AM
November 01, 2022
Sec. Of State
jafason

**Article I**

The name of the Limited Liability Company is:

ENTREX NEWLEAF, LLC

**Article II**

The street address of the principal office of the Limited Liability Company is:

2436 NORTH FEDERAL HIGHWAY,
UNIT 276
LIGHTHOUSE POINT, FL. UN 33064

The mailing address of the Limited Liability Company is:

2436 NORTH FEDERAL HIGHWAY,
UNIT 276
LIGHTHOUSE POINT, FL. UN 33064

**Article III**

The name and Florida street address of the registered agent is:

STEPHEN H WATKINS
2436 NORTH FEDERAL HIGHWAY,
UNIT 276
LIGHTHOUSE POINT, FL. 33064

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: STEPHEN WATKINS

## Article IV

L22000469458
FILED 8:00 AM
November 01, 2022
Sec. Of State
jafason

The name and address of person(s) authorized to manage LLC:

Title: MGR
STEPHEN H WATKINS
2436 NORTH FEDERAL HIGHWAY,, UNIT 276
LIGHTHOUSE POINT, FL. 33064 UN

## Article V

The effective date for this Limited Liability Company shall be:

11/01/2022

Signature of member or an authorized representative

Electronic Signature: /SWATKINS/

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.